                                           FILED PURSUANT TO RULE 424(b)(5)
                                           REGISTRATION NO. 333-41106


            Prospectus Supplement to Prospectus dated July 18, 2000.

                               12,000,000 Shares


                              [CROWN CASTLE LOGO]
                        Crown Castle International Corp.

                                  Common Stock

                                $26.25 Per Share

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   Our common stock is quoted on the Nasdaq National Market under the symbol "TWRS." The last reported sales price of the common stock on January 11, 2001 was $29.63 per share.

   See "Risk Factors" beginning on page S-4 to read about certain factors you should consider before buying shares of the common stock.

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   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

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                                                         Per Share    Total
                                                         --------- ------------
   Initial price to public..............................  $26.25   $315,000,000
   Underwriting discount(1).............................  $ 0.75   $  9,000,000
   Proceeds, before expenses, to Crown Castle...........  $25.50   $306,000,000

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(1) In addition, the underwriters may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

   To the extent that the underwriters sell more than 12,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,800,000 shares from Crown Castle at the initial price to public less the underwriting discount.

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   The underwriters expect to deliver the shares against payment in New York, New York on January 17, 2001.

                              Goldman, Sachs & Co.

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                 Prospectus Supplement dated January 11, 2001.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

   This prospectus supplement contains the terms of this offering. A description of our capital stock is contained in the attached prospectus. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add, update or change information in the attached prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the attached prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede that information in the attached prospectus.

   It is important for you to read and consider all information contained in this prospectus supplement and the attached prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information About the Company."

   No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Crown Castle International Corp., the underwriters or any other person. Neither the delivery of this prospectus supplement and the prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of Crown Castle International Corp., since the date hereof or thereof or that the information contained herein or therein is correct as of any time subsequent to its date. This prospectus supplement and the prospectus do not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                                  THE COMPANY

   We are a leading owner and operator of towers and transmission networks for wireless communications and broadcast transmission companies. As of September 30, 2000, we owned, leased or managed 12,489 towers and rooftops, including 9,470 sites in the United States and Puerto Rico, 2,303 sites in the United Kingdom and 716 sites in Australia. In addition, we have recently entered into an agreement that will provide us with an additional 670 towers in Australia. Our customers currently include many of the world's major wireless communications and broadcast companies, including Verizon, Cingular, Powertel, Nextel, Sprint PCS, AT&T Wireless, Cable & Wireless Optus, Vodafone, One2One and the British Broadcasting Corporation.

   Our strategy is to use our leading domestic and international position to capture the growing opportunities to consolidate ownership and management of existing towers and other wireless and transmission infrastructure and to build and operate new towers and wireless and transmission networks and infrastructure created by:

  . the transfer to third parties, or outsourcing, of tower ownership and management by major wireless carriers;

  . the need for existing wireless carriers to expand coverage and improve capacity;

  . the additional demand for towers and wireless infrastructure created by new entrants into the wireless communications industry;

  .  the privatization of state-run broadcast transmission networks; and

  . the introduction of wireless technologies including broadband data, or "3G" technology.

   Our main businesses are leasing antenna space on wireless and broadcast towers that can accommodate multiple tenants and operating analog and digital broadcast transmission networks and wireless networks. We also provide related services to our customers, including network design, radio frequency engineering, site acquisition, site development and construction, antenna installation and network management and maintenance. We believe that our full service capabilities are a key competitive advantage in forming strategic partnerships to acquire large concentrations of towers, or tower clusters, and in winning contracts for tower acquisitions, management and construction along with wireless and transmission network management.

   Our primary business in the United States is the leasing of antenna space to wireless carriers. We believe that by owning and managing large tower clusters we are able to offer customers the ability to fulfill rapidly and efficiently their network expansion plans across particular markets or regions. Our acquisition strategy has been focused on adding tower clusters to our tower portfolio. As of September 30, 2000, we had tower clusters in 34 of the 50 largest U.S. metropolitan areas, and 68 of the 100 largest U.S. metropolitan areas.

   Our primary business in the United Kingdom, which is conducted through Crown Castle UK Holdings Limited, or "CCUK", is the operation of television and radio broadcast transmission networks. Following our 1997 acquisition of the BBC's broadcast and tower infrastructure, we were awarded long-term contracts to provide the BBC and other broadcasters analog and digital transmission services. We also lease antenna space to wireless operators in the United Kingdom on the towers we acquired from the BBC, as well as on various towers we acquired from wireless carriers or that we have constructed. We have nationwide broadcast and wireless coverage in the United Kingdom.

   In November 2000, CCUK entered into an agreement with British Telecommunications plc, or "British Telecom", to lease space on as many as 4,000 British Telecom exchange sites throughout the United Kingdom. We expect to invest approximately $325 million over the next two years developing the British Telecom site portfolio for the deployment of 3G wireless services. We intend to integrate the new sites into our existing portfolio of sites in the UK to provide a network that will offer operators immediate coverage of large population areas. Together with British Telecom, we will also make available our technical expertise to help operators plan, construct, operate and maintain their wireless networks.

   Our primary business in Australia is the leasing of antenna space to wireless carriers. We currently operate approximately 710 towers in Australia that we purchased from Cable & Wireless Optus during 2000. In December 2000, Crown Castle Australia Pty Limited, or "CCAL", our 66.7%-owned subsidiary, entered into a definitive agreement to purchase approximately 670 wireless communications towers from Vodafone Australia for approximately $130 million (Australian $240 million). The transaction is expected to close in the second quarter of 2001 and includes an exclusive arrangement whereby CCAL will have the option to acquire from Vodafone Australia up to 600 additional towers that Vodafone Australia constructs over the next six years. Giving effect to this transaction, CCAL will operate 1,380 towers in Australia with a strategic presence in all of Australia's licensed regions including Sydney, Melbourne, Brisbane, Adelaide and Perth. CCAL is owned 66.7% by Crown Castle and 33.3% by Jump Capital, a New Zealand-based investment firm acting on behalf of a group of investors that includes Fay Richwhite. Crown Castle will fund 66.7% of the purchase price of the Vodafone Australia towers and anticipates that the Jump Capital group will fund the remaining 33.3%. Any of the remaining 33.3% not funded by the Jump Capital group will be funded by Crown Castle.

   We believe our towers are attractive to a diverse range of wireless communications industries, including personal communications services, cellular, enhanced specialized mobile radio, specialized mobile radio, paging, and fixed microwave, as well as radio and television broadcasting. In the United States our major customers include Verizon, Cingular, Powertel, Nextel, Sprint PCS and AT&T Wireless. In the United Kingdom our major customers include the BBC, Cellnet, NTL, ONdigital, One2One, Orange, Virgin Radio and Vodafone AirTouch. Our principal customers in Australia are Cable & Wireless Optus and Vodafone Australia.

   We are continuing our ongoing construction program to enhance our tower portfolios. In 2000, we constructed approximately 1,170 towers. In 2001, we plan to construct approximately 1,350 towers, at an estimated aggregate cost of approximately $350 million, for lease to wireless carriers such as Verizon, Cingular and Nextel. The actual number of towers built may vary depending on acquisition opportunities and potential build-to-suit contracts from large wireless carriers.

   Our principal executive offices are located at 510 Bering Drive, Suite 500, Houston, Texas 77057, and our telephone number is (713) 570-3000.

                                  THE OFFERING

 Shares of common stock offered (a).... 12,000,000 shares


 Shares of common stock outstanding
  after this offering (a)(b)........... 211,089,248 shares


 Use of Proceeds....................... The net proceeds to the Company will be used to fund costs related to the
                                        construction and acquisition of
                                        towers, and for working capital and
                                        general corporate purposes.
                                        Specifically, we are exploring
                                        strategic investments or partnership
                                        arrangements in Europe and Latin
                                        America through which we intend to
                                        pursue tower acquisition
                                        opportunities. See "Use of Proceeds."

 Nasdaq National Market symbol.........  TWRS

   The calculation of the number of shares outstanding after this offering is based on the number of shares outstanding on January 11, 2001. Unless otherwise specifically stated, information in this prospectus supplement, including the foregoing numbers, assumes the underwriters do not exercise their option to purchase additional shares in the offering. See "Underwriting."

   (a) Does not include 1,800,000 shares of common stock that will be offered if the underwriters' over-allotment option is exercised in full.

   (b) Does not include (1) 1,639,990 shares of common stock reserved for issuance upon exercise of warrants outstanding prior to the offering, nor (2) 27,677,291 shares of common stock reserved for issuance under our various stock option plans, nor (3) 18,357,114 shares of common stock reserved for issuance upon the conversion of the outstanding convertible preferred stock.

                                  RISK FACTORS

   You should carefully consider the risks described below, as well as the other information included in this prospectus supplement, when evaluating an investment in our common stock.

Failure to Properly Manage Our Growth--If we are unable to successfully integrate acquired operations or manage our existing operations as we grow, our business will be adversely affected, and we may not be able to continue our current business strategy.

   We cannot guarantee that we will be able to successfully integrate acquired businesses and assets into our business or implement our plans without delay. If we fail to do so it could have a material adverse effect on our financial condition and results of operations. We have grown significantly over the past two years through acquisitions, and such growth continues to be an important part of our business plan. The addition of over 10,000 towers to our operations over the past two years has and will continue to increase our current business considerably and adds operating complexities. Successful integration of these transactions will depend primarily on our ability to manage these combined operations and to integrate new management and employees with and into our existing operations. For the nine months ended September 30, 2000, our net loss increased from $63.8 million to $145.8 million, an increase of 128%, as a result of our expanded business operations and the financing thereof, including an 87% increase in depreciation and amortization and a 140% increase in interest expense in the first nine months of 2000 as compared to the first nine months of 1999. We expect that such net losses, at least in the near term, will continue to exceed those of comparable prior year periods, as a result of our growth and the financing thereof. As of January 11, 2001, long-term debt and capital shares (defined as common stock plus additional paid-in capital) were $2,602.6 million and $2,899.3 million, respectively.

   Implementation of our acquisition strategy may impose significant strains on our management, operating systems and financial resources. We regularly evaluate potential acquisition and joint venture opportunities and are currently evaluating potential transactions that could involve substantial expenditures, possibly in the near term. If we fail to manage our growth or encounter unexpected difficulties during expansion it could have a material adverse effect on our financial condition and results of operations. The pursuit and integration of acquisitions and joint venture opportunities will require substantial attention from our senior management, which will limit the amount of time they are able to devote to our existing operations.

Substantial Level of Indebtedness--Our substantial level of indebtedness could adversely affect our ability to react to changes in our business. We may also be limited in our ability to use debt to fund future capital needs.

   We have a substantial amount of indebtedness. The following chart sets forth certain important credit information and is presented as of September 30, 2000, both on an actual basis as well as on a pro forma basis giving effect to this offering.

                                                         Actual    Pro Forma
                                                       ----------  ----------
                                                       (Dollars In Thousands)
     Total indebtedness............................... $2,564,896  $2,564,896
     Redeemable preferred stock.......................    834,338     834,338
     Stockholders' equity.............................  2,456,105   2,761,105
     Debt and redeemable preferred stock to equity
      ratio...........................................       1.38x       1.23x

   In addition, our earnings for the nine months ended September 30, 2000 were insufficient to cover fixed charges by $142.3 million.

   As a result of our substantial indebtedness:

  . we could be more vulnerable to general adverse economic and industry conditions;

  . we may find it more difficult to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

  . we will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the available cash flow to fund other projects;

  . we may have limited flexibility in planning for, or reacting to, changes in our business and in the industry; and

  . we will have a competitive disadvantage relative to other companies with less debt in our industry.

   We cannot guarantee that we will be able to generate enough cash flow from operations or that we will be able to obtain enough capital to service our debt, pay our obligations under our convertible preferred stock or fund our planned capital expenditures. In addition, we may need to refinance some or all of our indebtedness on or before maturity. We cannot guarantee, however, that we will be able to refinance our indebtedness on commercially reasonable terms or at all.

As a Holding Company, We Require Dividends from Subsidiaries to Meet Cash Requirements or Pay Dividends--If our subsidiaries are unable to dividend cash to us when we need it, we may be unable to pay dividends or satisfy our obligations, including interest and principal payments, under our debt instruments.

   Crown Castle International Corp., or CCIC, is a holding company with no business operations of its own. CCIC's only significant asset is the outstanding capital stock of its subsidiaries. CCIC conducts all its business operations through its subsidiaries. Accordingly, CCIC's only source of cash to pay dividends or make other distributions on its capital stock or to pay interest and principal on its outstanding indebtedness is distributions relating to its ownership interest in its subsidiaries from the net earnings and cash flow generated by such subsidiaries. We currently expect that the earnings and cash flow of CCIC's subsidiaries will be retained and used by such subsidiaries in their operations, including to service their respective debt obligations. Even if we did determine to make a distribution in respect of the capital stock of CCIC's subsidiaries, there can be no assurance that CCIC's subsidiaries will generate sufficient cash flow to pay or distribute such a dividend or funds, or that applicable state law and contractual restrictions, including negative covenants contained in the debt instruments of such subsidiaries, would permit such dividends, distributions or payments. Furthermore, the terms of our credit facilities place restrictions on our principal subsidiaries' ability to pay dividends or to make distributions, and in any event, such dividends or distributions may only be paid if no default has occurred under the applicable instrument. Moreover, CCIC's subsidiaries are permitted under the terms of their existing debt instruments to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to CCIC. See "--Substantial Level of Indebtedness" and "--Ability to Service Debt".

Ability to Service Debt--To service our indebtedness, we will require a significant amount of cash from our subsidiaries. An inability to access our subsidiaries' cash flow may lead to an acceleration of our indebtedness, including our notes. Currently, the instruments governing our subsidiaries' indebtedness do not allow sufficient funds to be distributed to CCIC to service its indebtedness.

   If CCIC is unable to refinance its subsidiary debt or renegotiate the terms of such debt, CCIC may not be able to meet its debt service requirements, including interest payments on our notes, in the future. Our 9% senior notes, our 9 1/2% senior notes and our 10 3/4% senior notes require annual cash interest payments of approximately $16.2 million, $11.9 million and $53.8 million, respectively. Prior to November 15, 2002, May 15, 2004 and August 1, 2004, the interest expense on our 10 5/8% discount notes, our 10 3/8% discount notes and our 11 1/4% discount notes, respectively, will be comprised solely of the amortization of original issue discount. Thereafter, the 10 5/8% discount notes, the 10 3/8% discount notes and the 11 1/4% discount notes will require annual cash interest payments of approximately $26.7 million, $51.9 million and $29.3 million, respectively. Prior to December 15, 2003, we do not expect to pay cash dividends on our exchangeable preferred stock or, if issued, cash interest on the exchange debentures. Thereafter, assuming all dividends or interest have been paid-in-kind, our exchangeable preferred stock or, if issued, the exchange debentures will require annual cash dividend or interest payments of approximately $47.8 million. Annual cash interest payments on the CCUK bonds are (Pounds)11.25 million ($17.0 million). In addition, our various credit facilities will require periodic interest payments on amounts borrowed thereunder.

Restrictive Debt Covenants--The terms of our debt instruments limit our ability to take a number of actions that our management might otherwise believe to be in our best interests. In addition, if we fail to comply with our covenants, our debt could be accelerated.

   Currently we have debt instruments in place that restrict our ability to incur more indebtedness, pay dividends, create liens, sell assets and engage in certain mergers and acquisitions. Our subsidiaries, under their debt instruments, are also required to maintain specific financial ratios. Our ability to comply with the restrictions of these instruments and to satisfy our debt obligations will depend on our future operating performance. If we fail to comply with the debt restrictions, we will be in default under those instruments, which in some cases would cause the maturity of substantially all of our long-term indebtedness to be accelerated.

We Require Significant Capital to Fund Our Operations and Make Acquisitions--If we are unable to raise capital in the future, we will be unable to achieve our currently contemplated business strategy and may not be able to fund our operations.

   We will require substantial capital (1) as we increase the number of towers we own and manage by partnering with wireless carriers, by pursuing opportunities to build new towers, or build-to-suit opportunities, for wireless carriers and by pursuing other tower acquisition opportunities and (2) to acquire existing transmission networks globally as opportunities arise. If we are unable to raise capital when our needs arise, we will be unable to pursue our current business strategy and may not be able to fund our operations.

   To fund the execution of our business strategy, including the construction of new towers that we have agreed to build, we expect to use the remaining net proceeds of our recent offerings and borrowings available under our credit facilities. We will have additional cash needs to fund our operations and acquisitions in the future. We may also have additional cash needs in the near term if additional tower acquisitions or build-to-suit opportunities arise. Some of the opportunities that we are currently pursuing could require significant additional capital. If we do not otherwise have cash available, or borrowings under our credit facilities have otherwise been utilized, when our cash need arises, we would be forced to seek additional debt or equity financing or to forego the opportunity. In the event we determine to seek additional debt or equity financing, there can be no assurance that any such financing will be available, on commercially acceptable terms or at all, or permitted by the terms of our existing indebtedness.

We May Not Be Able To Construct Or Acquire New Towers At The Pace And In The Locations That We Desire--If we are unable to do so, we may not be able to satisfy our current agreements to build new towers and we may have difficulty finding tenants to lease space on our new towers.

   Our growth strategy depends in part on our ability to construct and operate towers in conjunction with expansion by wireless carriers. If we are unable to build new towers when wireless carriers require them, or we are unable to build new towers where we believe the best opportunity to add tenants exists, we could fail to meet our contractual obligations under build-to-suit agreements, and we could lose opportunities to lease space on our towers.

   During 2000, we completed construction of approximately 1,170 towers. We currently have plans to commence construction on approximately 1,350 additional towers during 2001. Our ability to construct these new towers could be affected by a number of factors beyond our control, including:

  . zoning and local permitting requirements and national regulatory approvals;

  . availability of construction equipment and skilled construction personnel; and

  .  bad weather conditions.

   In addition, as the concern over tower proliferation has grown in recent years, certain communities have placed restrictions on new tower construction or have delayed granting permits required for construction. You should consider that:

  . the barriers to new construction may prevent us from building towers where we want;

  . we may not be able to complete the number of towers planned for construction in accordance with the requirements of our customers; and

  . we cannot guarantee that there will be a significant need for the construction of new towers once the wireless carriers complete their tower networks.

   All of the above factors could affect both our domestic and international operations. In addition, competition laws could prevent us from acquiring or constructing towers or tower networks in certain geographical areas.

Our Business Depends on the Demand for Wireless Communications--We will be adversely affected by any slowdown in the growth of, or reduction in demand for, wireless communications.

   Demand for our site rentals depends on demand for communication sites from wireless carriers, which, in turn, depends on the demand for wireless services. The demand for our sites depends on many factors which we cannot control, including:

  .  the level of demand for wireless services generally;

  .  the financial condition and access to capital of wireless carriers;

  . the strategy of carriers relating to owning or leasing communication sites;

  .  changes in telecommunications regulations; and

  .  general economic conditions.

   A slowdown in the growth of, or reduction in, demand in a particular wireless segment could adversely affect the demand for communication sites. Moreover, wireless carriers often operate with substantial indebtedness, and financial problems for our customers could result in accounts receivable going uncollected, the loss of a customer (and associated lease revenue) or a reduced ability of these customers to finance expansion activities. Finally, advances in technology, such as the development of new satellite and antenna systems, could reduce the need for land-based, or terrestrial, transmission networks. The occurrence of any of these factors could have a material adverse effect on our financial condition and results of operations.

Variability In Demand For Network Services May Reduce The Predictability Of Our Results--Our network services business has historically experienced significant volatility in demand. As a result, the operating results of our network services business for any particular period may vary significantly and should not be considered as necessarily being indicative of longer-term results.

   Demand for our network services fluctuates from period to period and within periods. These fluctuations are caused by a number of factors, including:

  .  the timing of customers' capital expenditures;

  .  annual budgetary considerations of customers;

  .  the rate and volume of wireless carriers' tower build-outs;

  .  timing of existing customer contracts; and

  .  general economic conditions.

   While demand for our network services fluctuates, we must incur certain costs, such as maintaining a staff of network services employees in anticipation of future contracts, even when there may be no current business. Furthermore, as wireless carriers complete their build-outs, the need for the construction of new towers and the demand for our network services could decrease significantly and could result in fluctuations and, possibly, significant declines in our operating performance.

We Operate Our Business In An Increasingly Competitive Industry And Many Of Our Competitors Have Significantly More Resources--As a result of this competition, we may find it more difficult to achieve favorable lease rates on our towers and we may be forced to pay more for future tower acquisitions.

   We face competition for site rental customers from various sources, including:

  .  other large independent tower owners;

  . wireless carriers that own and operate their own towers and lease antenna space to other carriers;

  . site development companies that acquire antenna space on existing towers for wireless carriers and manage new tower construction; and

  .  traditional local independent tower operators.

   Wireless carriers that own and operate their own tower portfolios generally are substantially larger and have greater financial resources than we have. Competition for tenants on towers could adversely affect lease rates and service income.

   In addition, competition for the acquisition of towers is keen, and we expect it to continue to grow. We not only compete against other independent tower owners and operators, but also against wireless carriers, broadcasters and site developers. As competition consolidates, we may be faced with fewer acquisition opportunities, as well as higher acquisition prices. While we regularly explore acquisition opportunities, we cannot guarantee that we will be able to identify suitable towers to acquire in the future.

A Substantial Portion Of Our Revenues Is Dependent Upon Agreements With the BBC, NTL, Verizon, Cingular And Powertel

   If we were to lose our contracts with the BBC or our site sharing agreement with NTL, we would likely lose a substantial portion of our revenues. The BBC accounted for approximately 28% and 16% of our revenues for the twelve-month period ended December 31, 1999 and the nine months ended September 30, 2000, respectively.

   Our broadcast business is substantially dependent on our contracts with the BBC. We cannot guarantee that the BBC will renew our contracts or that they will not attempt to negotiate terms that are not as favorable to us as those in place now. If we were to lose these BBC contracts, our business, results of operations and financial condition would be materially adversely affected. The initial term of our analog transmission contract with the BBC will expire on March 31, 2007, and our digital transmission contract with the BBC expires on October 31, 2010. In addition, our digital transmission contract with the BBC may be terminated by the BBC after five years if the BBC's board of governors does not believe that digital television in the United Kingdom has enough viewers.

   A substantial portion of our U.K. broadcast transmission operations is conducted using sites owned by National Transcommunications Limited, or NTL, our major competitor in the United Kingdom. NTL also utilizes our sites for their broadcast operations. This site sharing arrangement with NTL may be terminated on December 31, 2015, or any 10-year anniversary of that date, with five years' prior notice by either us or NTL, and may be terminated sooner if there is a continuing breach of the agreement. We cannot guarantee that this agreement will not be terminated, which could have a material adverse effect on our business, results of operations and financial condition.

   In addition, a substantial portion of our revenues are received from a few major wireless carriers, particularly carriers that have transferred their tower assets to us. We cannot guaranty that the lease or management service agreements with such carriers will not be terminated or that these carriers will renew such agreements.

Extensive Regulations Which Could Change At Any Time And With Which We Could Fail To Comply Regulate Our Business--If we fail to comply with applicable regulations, we could be fined or even lose our right to conduct some of our business.

   A variety of foreign, federal, state and local regulations apply to our business. Failure to comply with applicable requirements may lead to civil penalties or require us to assume costly indemnification obligations or breach contractual provisions. We cannot guarantee that existing regulatory policies will not adversely affect the timing or cost of new tower construction or that additional regulations will not be adopted which increase delays or result in additional costs. These factors could have a material adverse effect on our financial condition and results of operations.

   Since we signed our analog transmission contract with the BBC, the BBC has increased its service requirements to include 24-hour broadcasting on our transmission network for the BBC's two national television services and a requirement for us to add a number of additional analogue stations and service enhancements to existing analogue stations. As of September 30, 2000, the BBC has agreed to increases of approximately (Pounds)1,734,000 (approximately $2,564,000) per year in the charges payable by the BBC to us for these service enhancements. These additional charges may require a revision amendment to that part of CCUK's transmission telecommunications license dealing with price regulation of analogue broadcasting services to the BBC. We are in discussions with the BBC and OFTEL, the relevant regulatory authority in the United Kingdom, as to the most appropriate way to clarify the license regulatory provisions to take into account these agreed additional payments. There can be no assurance that such clarification will be achieved as a result of these discussions with OFTEL.

If we fail to complete any or all of our previously agreed-to transactions, we will not recognize all of the benefits of such transactions.

   If one or more of our previously agreed-to transactions is not fully completed or is completed on significantly different terms than those currently contemplated, it could substantially affect the implementation of our business strategy. As a result, our future site rental revenue would be adversely affected. The agreements relating to these agreed-to transactions contain many conditions that must be satisfied before we can consummate such agreed-to transactions. In addition, each of the agreements relating to these agreed-to transactions includes provisions that could result in our purchasing or building fewer towers pursuant to such agreements.

Emissions from our Antennas May Create Health Risks--We could suffer from future claims if the radio frequency emissions from equipment on our towers is demonstrated to cause negative health effects.

   The government imposes requirements and other guidelines on our towers relating to radio frequency emissions. The potential connection between radio frequency emissions and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. To date, the results of these studies have been inconclusive. We cannot guarantee that claims relating to radio frequency emissions will not arise in the future.

Our International Operations Expose Us to Changes in Foreign Currency Exchange Rates--If we fail to properly match or hedge the currencies in which we conduct business, we could suffer losses as a result of changes in currency exchange rates.

   We conduct business in countries outside the United States, which exposes us to fluctuations in foreign currency exchange rates. We also intend to expand our international operations in the future. For the nine months ended September 30, 2000, approximately 37.3% of our consolidated revenues originated outside the United States, all of which were denominated in currencies other than U.S. dollars, principally pounds sterling and Australian dollars. We have not historically engaged in significant hedging activities relating to our non-U.S. dollar operations, and we could suffer future losses as a result of changes in currency exchange rates.

We Are Heavily Dependent on Our Senior Management--If we lose members of our senior management, we may not be able to find appropriate replacements on a timely basis and our business could be adversely affected.

   Our existing operations and continued future development depend to a significant extent upon the performance and active participation of certain key individuals as employees, including our chief executive officer and our president. We cannot guarantee that we will be successful in retaining the services of these or other key personnel. None of our executives have signed noncompetition agreements. If we were to lose any of these individuals, we may not be able to find appropriate replacements on a timely basis and our financial condition and results of operations could be materially adversely affected.

Anti-Takeover Provisions in Our Certificate of Incorporation Could Have Effects That Conflict with the Interests of Our Stockholders--Certain provisions of our certificate of incorporation, by-laws and operative agreements could make it more difficult for a third party to acquire control of us even if such a change in control would be beneficial to you.

   We have a number of anti-takeover devices in place that will hinder takeover attempts and could reduce the market value of our common stock. Our anti-takeover provisions include:

  .  a staggered board of directors;

  . the authority of the board of directors to issue preferred stock without approval of the holders of common stock, other than the holders of our Class A common stock;

  . advance notice requirements for director nominations and actions to be taken at annual meetings;

  . the right of the holders of our Class A common stock to elect up to two members of the board of directors; and

  . the requirement that the holders of our Class A common stock approve certain changes to our certificate of incorporation or by-laws.

   In addition, our by-laws permit special meetings of the stockholders to be called only upon the request of a majority of the board of directors, and deny stockholders the ability to call such meetings. In addition, our BBC contracts may be terminated upon the occurrence of certain change of control events described in such contracts. Such provisions, as well as the provisions of
Section 203 of the Delaware General Corporation Law, could impede a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. See "Description of Capital Stock" in the attached prospectus.

Shares Eligible For Future Sale--Sales of a substantial number of shares of common stock could adversely affect the market price of the common stock.

   Future sales of a substantial number of shares of our common stock could adversely affect the market price of our common stock. Upon completion of the common stock offering, we will have 211,089,248 shares of common stock outstanding. In addition, we have reserved 27,677,291 shares of common stock for issuance under our various stock options plans, 1,639,990 shares of common stock upon exercise of outstanding warrants and 18,357,114 shares of common stock for the conversion of the outstanding convertible preferred stock. The 12,000,000 shares sold in the offering will be freely transferable without restriction under the Securities Act, unless they are held by our "affiliates" as that term is used under the Securities Act.

Dilution--This offering and other existing arrangements will result in substantial dilution to the value of our common stock.

   Persons purchasing shares of common stock in this stock offering will incur immediate and substantial dilution in net tangible book value per share. Purchasers of shares will experience dilution of $18.27 per share based on net tangible book value per share as of September 30, 2000. Any below market issuances could result in substantial dilution to our other stockholders. Moreover, to the extent that outstanding options and warrants to purchase common stock are exercised, there could be substantial additional dilution.

We Will Have Broad Discretion in the Application of Proceeds from the Offering--We will have the ability to utilize some or all of the proceeds of this offering to fund as yet unidentified acquisitions, investment or joint ventures.

   We will have broad discretion in allocating the net proceeds from this offering without any action or approval of our stockholders. Accordingly, investors may not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of the net proceeds.

This Prospectus Supplement Includes Forward-Looking Statements--If our expectations reflected in these forward-looking statements prove to be incorrect, our actual results could differ materially from these expectations.

   This prospectus supplement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this document, including, without limitation, the statements under "The Company" and located elsewhere in this prospectus supplement regarding industry prospects, our prospects and our financial position are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations are disclosed in this document. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus supplement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement might not occur.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds of approximately $305.0 million, assuming the underwriters do not exercise their over-allotment option, from this offering, after deducting estimated fees and expenses. We expect to use the net proceeds of this offering to fund costs related to the construction and acquisition of towers, including in connection with the anticipated commencement of 3G networks, and for working capital and general corporate purposes. Some or all of the net proceeds may also be used to acquire or invest in additional tower assets or tower companies and complementary businesses, technologies or products. We have no current agreements or commitments with respect to any material business acquisitions. However, we are continuously engaged in discussions with carriers, broadcasters, other tower owners and potential co-investors to explore transmission, acquisition, leasing and investment opportunities in the consolidating tower ownership and management industry. Specifically, we are exploring strategic investments or partnership arrangements in Europe and Latin America through which we intend to pursue tower acquisition opportunities. If we make any such investment or enter into any such partnership, a substantial portion of the net proceeds of this offering could be applied in connection therewith. In addition, we continue to pursue discussions with carriers in Europe with respect to the build-out of 3G wireless networks for such carriers. As we engage in the build-out of such 3G networks, a significant portion of the net proceeds of this offering could be applied in connection therewith. Pending such uses, the net proceeds of this offering will be invested in short-term investments.

   We will have broad discretion in allocating the net proceeds from this offering without any action or approval of our stockholders. Accordingly, investors may not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of the net proceeds. See "Risk Factors--We Will Have Broad Discretion in the Application of Proceeds from the Offering".

                          PRICE RANGE OF COMMON STOCK

   The common stock was initially offered to the public on August 18, 1998 at a price of $13.00 per share. The common stock is listed and traded on The Nasdaq Stock Market's National Market(SM) under the symbol "TWRS". The following table sets forth for the calendar periods indicated the high and low sales prices per share of the common stock as reported by Nasdaq.

                                                                   High   Low
                                                                  ------ ------
    1998:
      Third Quarter.............................................. $13.25 $ 6.69
      Fourth Quarter.............................................  23.50   6.00
    1999:
      First Quarter.............................................. $23.50 $16.63
      Second Quarter.............................................  21.50  16.38
      Third Quarter..............................................  25.50  14.69
      Fourth Quarter.............................................  33.50  15.44
    2000:
      First Quarter.............................................. $44.75 $28.19
      Second Quarter.............................................  40.38  23.06
      Third Quarter..............................................  39.69  24.50
      Fourth Quarter.............................................  32.25  21.38
    2001:
      First Quarter (through January 11, 2001)................... $30.13 $24.19

   On January 11, 2001, the last reported sale price of the common stock as reported by Nasdaq was $29.63. As of January 11, 2001, there were approximately 539 holders of record of the common stock.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our capital stock and do not anticipate paying cash dividends on our capital stock in the foreseeable future. It is our current policy to retain earnings to finance the expansion of our operations. Future declaration and payment of dividends, if any, will be determined in light of the then-current conditions, including:

  .  our earnings;

  .  our operations;

  .  our capital requirements;

  .  our financial condition; and

  .  other factors deemed relevant by our board of directors.

   In addition, our ability to pay dividends is limited by the terms of our debt instruments and the terms of the certificate of designations in respect of our exchangeable preferred stock and our convertible preferred stock.

                                  UNDERWRITING

   CCIC and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

                           Underwriters                         Number of Shares
                           ------------                         ----------------
   Goldman, Sachs & Co. .......................................    11,500,000
   Raymond James & Associates, Inc. ...........................       500,000
                                                                   ----------
     Total.....................................................    12,000,000
                                                                   ==========

   If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,800,000 shares from CCIC to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

   The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by CCIC. Such amounts are shown assuming both no exercise and full exercise of the underwriters option to purchase additional shares.

                                                       No Exercise Full Exercise
                                                       ----------- -------------
Per Share.............................................      $0.75         $0.75
  Total............................................... $9,000,000   $10,350,000


   Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. In addition to the underwriting discounts and commissions in the table above, the underwriters may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.45 per shares from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

   CCIC and certain of its officers, with respect to all or substantially all of the shares of common stock held by such officers, have agreed that, for a period of 90 days from the date of this prospectus supplement they will not, without the prior written consent of Goldman, Sachs & Co., dispose of or hedge any share of common stock of CCIC, or any securities convertible into or exchangeable for common stock except (1) in lieu of cash dividends of preferred stock of CCIC issued and outstanding on the date of this prospectus, (2) pursuant to joint venture, tower acquisition or similar agreements existing as of the date of this prospectus and (3) in connection with acquisition transactions to transferees that agree to be bound by the transfer restrictions set forth herein for the remainder of such 90 day period. Goldman, Sachs & Co., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

   The common stock is quoted on the Nasdaq National Market under the symbol "TWRS."

   In connection with the offerings, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

   The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

   These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

   The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

   CCIC estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,000,000.

   CCIC has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

   The underwriters have, from time to time, performed, and may in the future perform, certain investment banking and advisory services for CCIC for which they have received, and may receive, customary fees and expenses.

PROSPECTUS

                        CROWN CASTLE INTERNATIONAL CORP.

   From time to time, we may sell any of the following securities:

    --DEBT SECURITIES

    --PREFERRED STOCK

    --COMMON STOCK

    --WARRANTS

   We will provide the specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

   Our common stock is traded over-the-counter on The Nasdaq Stock Market's National Market under the trading symbol "TWRS." The applicable prospectus supplement will contain information, where applicable, as to any other listing (if any) on The Nasdaq Stock Market's National Market or any securities exchange of the securities covered by the prospectus supplement.

   In addition, up to 10,000,000 shares of common stock may be offered by certain selling stockholders. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution."

   The securities may be sold directly by us or, in case of the common stock, may be sold by the selling stockholders, to investors, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The net proceeds we expect to receive from such sale also will be set forth in a prospectus supplement. We would not receive any of the proceeds from the sale of common stock by selling stockholders.

   This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


                 The date of this prospectus is July 18, 2000.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
ABOUT THIS PROSPECTUS......................................................   1
WHERE YOU CAN FIND MORE INFORMATION........................................   1
INCORPORATION OF INFORMATION WE FILE WITH THE SEC..........................   1
FORWARD-LOOKING STATEMENTS.................................................   2
THE COMPANY................................................................   3
RATIO OF EARNINGS TO FIXED CHARGES.........................................   4
USE OF PROCEEDS............................................................   4
DESCRIPTION OF DEBT SECURITIES.............................................   5
DESCRIPTION OF CAPITAL STOCK...............................................  15
DESCRIPTION OF WARRANTS....................................................  24
SELLING STOCKHOLDERS.......................................................  25
PLAN OF DISTRIBUTION.......................................................  26
VALIDITY OF SECURITIES.....................................................  27
EXPERTS....................................................................  27

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, over the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,500,000,000. In addition, under this shelf process, one or more selling stockholders also may sell up to 10,000,000 shares of our common stock in one or more offerings.

   This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described immediately below under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's following public reference facilities:

     Public Reference Room        New York Regional Office        Chicago Regional Office
    450 Fifth Street, N.W.          7 World Trade Center              Citicorp Center
           Room 1024                     Suite 1300               500 West Madison Street
    Washington, D.C. 20549        New York, New York 10048              Suite 1400
                                                               Chicago, Illinois 60661-2511

   You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

   The SEC allows us to "incorporate by reference" the information we file with them, which means:

  --incorporated documents are considered part of this prospectus;

  --we can disclose important information to you by referring you to those documents; and

  --information that we file with the SEC will automatically update and supersede this incorporated information.

   We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934:

  (1) Our Annual Report on Form 10-K for the year ended on December 31, 1999.

  (2) Our Quarterly Report on Form 10-Q for the quarter ended on March 31,
      2000.

  (3) Our Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, filed on April 24, 2000.

  (4) The description of our common stock contained in the Registration Statement on Form S-1, as amended (File No. 333-74553), filed on March 16, 1999.

  (5) Our Amendment No. 1 to our Current Report on Form 8-K/A dated July 23,
      1999.

  (6) Our Current Report on Form 8-K dated May 18, 2000.

  (7)Our Current Report on Form 8-K dated May 18, 2000.

  (8)Our Current Report on Form 8-K dated June 7, 2000.

  (9)Our Current Report on Form 8-K dated June 26, 2000.

   We also incorporate by reference each of the following documents that we will file with the SEC after the date of the initial filing of the registration statement and prior to the time we and the selling stockholders sell all of the securities offered by this prospectus:

  --Reports filed under Section 13(a) and (c) of the Exchange Act;

  --Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders meeting; and

  --Any reports filed under Section 15(d) of the Exchange Act.

   You can obtain any of the filings incorporated by reference in this document through us, or from the SEC through the SEC's web site or at the addresses listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                        Crown Castle International Corp.
                                510 Bering Drive
                                   Suite 500
                               Houston, TX 77057
                           Attention: Donald J. Reid
                           Telephone: (713) 570-3000
                           Facsimile: (713) 570-3100

   If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

                           FORWARD-LOOKING STATEMENTS

   Some of the statements contained in or incorporated by reference in this prospectus discuss our plans and strategies for our business or state other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

  .  the success or failure of our efforts to implement our business strategy

  . the other factors discussed below under the heading "Risk Factors" and elsewhere in this prospectus

   We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see "Risk Factors." You should carefully consider the information set forth under the caption "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus might not occur.

                                  THE COMPANY

   We are a leading owner and operator of towers and transmission networks for wireless communications and broadcast transmission companies. As of April 30, 2000, we owned, leased or managed 10,392 towers, including 8,195 sites in the United States and Puerto Rico and 2,197 sites in the United Kingdom. We have entered into agreements, which, when completed, will provide us with over 900 additional towers in the United States in 2000. In addition, we have recently entered into an agreement which provides us with a tower portfolio of approximately 700 towers in Australia. Our customers currently include many of the world's major wireless communications and broadcast companies, including GTE Wireless, Verizon, BellSouth Mobility, Powertel, Nextel, Sprint PCS, AT&T Wireless, Triton PCS, Tritel Communications, Motorola, Cable & Wireless Optus, One Zone and the British Broadcasting Corporation.

   Our strategy is to use our leading domestic and international position to capture the growing opportunities to consolidate ownership and management of existing towers and other wireless and transmission infrastructure and to build and operate new towers and wireless and transmission networks and infrastructure created by:

  . the transfer to third parties, or outsourcing, of tower ownership and management by major wireless carriers;

  . the need for existing wireless carriers to expand coverage and improve capacity;

  . the additional demand for towers and wireless infrastructure created by new entrants into the wireless communications industry;

  .  the privatization of state-run broadcast transmission networks; and

  . the introduction of new wireless technologies such as broadband data, or "3G," technology.

   Our main businesses are leasing antenna space on wireless and broadcast towers that can accommodate multiple tenants and operating analog and digital broadcast transmission networks and wireless networks. We also provide related services to our customers, including network design, radio frequency engineering, site acquisition, site development and construction, antenna installation and network management and maintenance. We believe that our full service capabilities are a key competitive advantage in forming strategic partnerships to acquire large concentrations of towers, or tower clusters, and in winning contracts for tower acquisitions, management and construction along with wireless and transmission network management.

   Our primary business in the United States is the leasing of antenna space to wireless carriers. We believe that by owning and managing large tower clusters we are able to offer customers the ability to fulfill rapidly and efficiently their network expansion plans across particular markets or regions. Our acquisition strategy has been focused on adding tower clusters to our tower portfolio. As of April 30, 2000, we had tower clusters in 34 of the 50 largest U.S. metropolitan areas, and 68 of the 100 largest U.S. metropolitan areas.

   Our primary business in the United Kingdom, which is conducted through Crown Castle UK Holdings Limited ("CCUK"), is the operation of television and radio broadcast transmission networks. Following the 1997 acquisition of the BBC's broadcast and tower infrastructure, we were awarded long-term contracts to provide the BBC and other broadcasters analog and digital transmission services. We also lease antenna space to wireless operators in the United Kingdom on the towers we acquired from the BBC and from various wireless carriers along with towers we have constructed. We have nationwide broadcast and wireless coverage in the United Kingdom.

   Our primary business in Australia is the leasing of antenna space to wireless carriers. In March 2000, a 66.7% subsidiary of ours, Crown Castle Australia Limited, or "CCAL", entered into an agreement to purchase approximately 700 towers in Australia from Cable & Wireless Optus for at total purchase price of approximately $135 million in cash (Australian $220 million). Upon completion of the Cable & Wireless Optus transaction, which we expect to close during the remainder of 2000, CCAL will own and operate a nationwide portfolio of approximately 700 towers in Australia covering over 90 percent of the population.

   We believe our towers are attractive to a diverse range of wireless communications industries, including personal communications services, cellular, enhanced specialized mobile radio, specialized mobile radio, paging, and fixed microwave, as well as radio and television broadcasting. In the United States our major customers include GTE Wireless, Verizon, BellSouth Mobility, Powertel, Nextel, Sprint PCS, AT&T Wireless, Triton PCS, Tritel Communications and Motorola. In the United Kingdom our major customers include the BBC, Cellnet, Dolphin, NTL, ONdigital, One2One, Orange, Virgin Radio and Vodafone AirTouch. Our principal customer in Australia is Cable & Wireless Optus.

   We are continuing our ongoing construction program to enhance our tower portfolios. In 1999, we constructed over 900 towers. In 2000, we plan to construct approximately 1,170 towers at an estimated aggregate cost of $270 million for lease to wireless carriers such as Verizon, BellSouth Mobility, GTE Wireless and Nextel. The actual number of towers built may be outside that range depending on acquisition opportunities and potential build-to-suit contracts from large wireless carriers.

   Our principal executive offices are located at 510 Bering Drive, Suite 500, Houston, Texas 77057, and our telephone number is (713) 570-3000.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth our consolidated ratio of earnings to fixed charges, the deficiency of our consolidated earnings to cover fixed charges, our consolidated ratio of earnings to combined fixed charges and preferred stock dividends and the deficiency of our consolidated earnings to cover combined fixed charges and preferred stock dividends for the periods indicated.


                                                                    Three Months
                                      Years Ended December 31,         Ended
                                 ----------------------------------  March 31,
                                 1995 1996  1997    1998     1999       2000
                                 ---- ---- ------- ------- -------- ------------
                                     (in thousands of dollars)
Ratio of Earnings to Fixed
 Charges.......................   --    --      --      --       --        --
Deficiency of Earnings to Cover
 Fixed Charges.................  $21  $947 $10,755 $37,802 $ 91,316   $30,508
Ratio of Earnings to Combined
 Fixed Charges and Preferred
 Stock Dividends...............   --    --      --      --       --        --
Deficiency of Earnings to Cover
 Combined Fixed Charges and
 Preferred Stock Dividends.....  $21  $947 $12,954 $43,213 $120,197   $42,001

   For purposes of computing the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends, earnings represent income (loss) before income taxes, minority interests, extraordinary item, cumulative effect of change in accounting principle, fixed charges and undistributed equity in earnings (losses) of unconsolidated affiliate. Fixed charges consist of interest expense, the interest component of operating leases and amortization of deferred financing costs.

                                USE OF PROCEEDS

   We will use the net proceeds from our sale of the securities for our general corporate purposes, which may include repaying indebtedness, making additions to our working capital, funding future acquisitions or for any other purpose we describe in the applicable prospectus supplement.

   We will not receive any of the proceeds from the sale of common stock that may be sold by selling stockholders.

                         DESCRIPTION OF DEBT SECURITIES

   The following description of the terms of the debt securities sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the prospectus supplement relating thereto and to the following description.

   The debt securities will be our general obligations and may be subordinated to "Senior Indebtedness" (as defined below) we have or may incur to the extent set forth in the prospectus supplement relating to them. See "Description of Debt Securities--Subordination" below. Debt securities will be issued under an indenture between us and one or more commercial banks to be selected as trustees (collectively, the "trustee"). A copy of the form of indenture has been filed as an exhibit to the registration statement filed with the SEC. The following discussion of certain provisions of the indenture is a summary only and should not be considered a complete description of the terms and provisions of the indenture. Accordingly, the following discussion is qualified in its entirety by reference to the provisions of the indenture, including the definition of certain terms used below.

General

   The indenture does not limit the aggregate principal amount of debt securities that can be issued under it. The debt securities may be issued in one or more series as we may authorize from time to time. You should refer to the applicable prospectus supplement for the following terms of the debt securities of the series with respect to which that prospectus supplement is being delivered:

     (a) the title of the debt securities of the series;

     (b) any limit on the aggregate principal amount of the debt securities of the series that may be authenticated and delivered under the indenture;

     (c) the date or dates on which the principal and premium with respect to the debt securities of the series are payable;

     (d) the rate or rates (which may be fixed or variable) at which the debt securities of the series shall bear interest (if any) or the method of determining such rate or rates, the date or dates from which such interest shall accrue, the interest payment dates on which such interest shall be payable or the method by which such dates will be determined, the record dates for the determination of holders thereof to whom such interest is payable (in the case of Registered Securities (as defined below)), and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

     (e) the currency or currencies in which debt securities of the series shall be denominated, the place or places, if any, in addition to or instead of the corporate trust office of the trustee (in the case of Registered Securities) or the principal New York office of the trustee (in the case of Bearer Securities), where the principal, premium, and interest with respect to debt securities of the series shall be payable;

     (f) the price or prices at which, the period or periods within which, and the terms and conditions upon which debt securities of the series may be redeemed, in whole or in part at our option or otherwise;

     (g) whether debt securities of the series are to be issued as Registered Securities or Bearer Securities (as defined below) or both and, if Bearer Securities are to be issued, whether coupons will be attached to them, whether Bearer Securities of the series may be exchanged for Registered Securities of the series, and the circumstances under which and the places at which any such exchanges, if permitted, may be made;

     (h) if any debt securities of the series are to be issued as Bearer Securities or as one or more Global Securities (as defined below) representing individual Bearer Securities of the series, whether certain provisions for the payment of additional interest or tax redemptions shall apply; whether interest with respect to any portion of a temporary Bearer Security of the series payable with respect to any interest payment date prior to the exchange of such temporary Bearer Security for definitive Bearer Securities of the series shall be paid to any clearing organization with respect to the portion of such temporary Bearer Security held for its account and, in such event, the terms and conditions (including any certification requirements) upon which any such interest payment received by a clearing organization will be credited to the persons entitled to interest payable on such interest payment date; and the terms upon which a temporary Bearer Security may be exchanged for one or more definitive Bearer Securities of the series;

     (i) our obligation, if any, to redeem, purchase, or repay debt securities of the series under any sinking fund or analogous provisions or at the option of a holder of such debt securities and the price or prices at which, the period or periods within which, and the terms and conditions upon which debt securities of the series shall be redeemed, purchased, or repaid, in whole or in part, under such obligations;

     (j) the terms, if any, upon which the debt securities of the series may be convertible into or exchanged for our or any other issuer's or obligor's common stock, preferred stock, other debt securities or warrants for common stock, preferred stock, indebtedness or other securities of any kind and the terms and conditions upon which such conversion or exchange shall be effected, including the initial conversion or exchange price or rate, the conversion or exchange period and any other additional provisions;

     (k) if other than denominations of $1,000 or any integral multiple thereof, the denominations in which debt securities of the series shall be issuable;

     (l) if the amount of principal, premium or interest with respect to the debt securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;

     (m) if the principal amount payable at the stated maturity of debt securities of the series will not be determinable as of any one or more dates prior to such stated maturity, the amount that will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined), and if necessary, the manner of determining the equivalent thereof in United States currency;

     (n) any changes or additions to the provisions of the indenture dealing with defeasance;

     (o) if other than the principal amount thereof, the portion of the principal amount of debt securities of the series that shall be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy;

     (p) the terms, if any, of the transfer, mortgage, pledge or assignment as security for the debt securities of the series of any properties, assets, moneys, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act of 1939, as amended, are applicable and any corresponding changes to provisions of the Indenture as then in effect;

     (q) any addition to or change in the Events of Default (as defined below) with respect to the debt securities of the series and any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such debt securities due and payable;

     (r) if the debt securities of the series shall be issued in whole or in part in the form of a global security, the terms and conditions, if any, upon which such global security may be exchanged in whole or in part for other individual debt securities in definitive registered form, the depositary (as defined in the applicable prospectus supplement) for such global security and the form of any legend or legends to be borne by any such global Security in addition to or in lieu of the legend referred to in the Indenture;

     (s) any trustee, authenticating or paying agents, transfer agents or registrars;

     (t) the applicability of, and any addition to or change in, the covenants and definitions then set forth in the indenture or in the terms then set forth in the indenture relating to permitted consolidations, mergers, or sales of assets;

     (u) the terms, if any, of any guarantee of the payment of principal, premium, and interest with respect to debt securities of the series and any corresponding changes to the provisions of the indenture as then in effect;

     (v) the subordination, if any, of the debt securities of the series pursuant to the indenture and any changes or additions to the provisions of the Indenture relating to subordination;

     (w) with regard to debt securities of the series that do not bear interest, the dates for certain required reports to the trustee; and

     (x) any other terms of the debt securities of the series (which terms shall not be prohibited by the provisions of the Indenture).

   The prospectus supplement will also describe any material United States federal income tax consequences or other special considerations applicable to the series of debt securities to which such prospectus supplement relates, including those applicable to (a) Bearer Securities, (b) debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula (including changes in prices of particular securities, currencies or commodities), (c) debt securities with respect to which principal, or interest is payable in a foreign or composite currency, (d) debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates ("Original Issue Discount Debt Securities") and (e) variable rate debt securities that are exchangeable for fixed rate debt securities.

   Unless otherwise provided in the applicable prospectus supplement, Registered Securities may be transferred or exchanged at the office of the trustee at which its corporate trust business is principally administered in the United States or at the office of the trustee or the trustee's agent in the Borough of Manhattan, the City and State of New York, at which its corporate agency business is conducted, subject to the limitations provided in the indenture, without the payment of any service charge, other than any tax or governmental charge payable in connection therewith. Bearer Securities will be transferable only by delivery. Provisions with respect to the exchange of Bearer Securities will be described in the prospectus supplement relating to such Bearer Securities.

   All funds which we pay to a paying agent for the payment of principal, premium or interest with respect to any debt securities that remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to us, and the holders of such debt securities or any coupons appertaining thereto will thereafter look only to us for payment thereof.

Global Securities

   The debt securities of a series may be issued in whole or in part in the form of one or more global securities. A global security is a debt security that represents, and is denominated in an amount equal to the aggregate principal amount of, all outstanding debt securities of a series, or any portion thereof, in either case having the same terms, including the same original issue date, date or dates on which principal and interest are due, and interest rate or method of determining interest. A global security will be deposited with, or on behalf of, a depositary, which will be identified in the prospectus supplement relating to such debt securities. Global securities may be issued in either registered or bearer form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities represented thereby, a global security may not be transferred except as a whole by the depositary to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary, or by the depositary or any nominee of the depositary to a successor depositary or any nominee of such successor.

   The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the prospectus supplement relating to such debt securities. We anticipate that the following provisions will generally apply to depositary arrangements.

   Upon the issuance of a global security, the depositary for such global security will credit, on its book entry registration and transfer system, the respective principal amounts of the individual debt securities represented by such global security to the accounts of persons that have accounts with the depositary ("participants"). Such accounts shall be designated by the dealers or underwriters with respect to such debt securities or, if such debt securities are offered and sold directly by us or through one or more agents, by us or such agents. Ownership of beneficial interests in a global security will be limited to participants or persons that hold beneficial interests through participants. Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary (with respect to interests of participants) or records maintained by participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limitations and laws may impair the ability to transfer beneficial interests in a global security.

   So long as the depositary for a global security, or its nominee, is the registered owner or holder of such global security, such depositary or nominee, as the case may be, will be considered the sole owner or holder of the individual debt securities represented by such global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have any of the individual debt securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any of such debt securities in definitive form, and will not be considered the owners or holders thereof under the Indenture.

   Subject to the restrictions applicable to Bearer Securities described in an applicable prospectus supplement (see "Limitations on Issuance of Bearer Securities" below), payments of principal, premium, and interest with respect to individual debt securities represented by a global security will be made to the depositary or its nominee, as the case may be, as the registered owner or holder of such global security. Neither we, the trustee, any paying agent or registrar for such debt securities or any agent of ours or the trustee's will have any responsibility or liability for (a) any aspect of the records relating to or payments made by the depositary, its nominee or any participants on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests, (b) the payment to the owners of beneficial interests in the global security of amounts paid to the depositary or its nominee or (c) any other matter relating to the actions and practices of the depositary, its nominee or its participants. Neither we, the trustee, any paying agent or registrar for such debt securities or any agent of ours or the trustee will be liable for any delay by the depositary, its nominee or any of its participants in identifying the owners of beneficial interests in the global security, and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from the depositary or its nominee for all purposes.

   We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal, premium or interest with respect to a definitive global security representing any of such debt securities, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security, as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers and registered in "street name." Such payments will be the responsibility of such participants. Receipt by owners of beneficial interests in a temporary global security of payments of principal, premium or interest with respect thereto will be subject to the restrictions described in an applicable prospectus supplement (see "Limitation on Issuance of Bearer Securities" below).

   If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary, we shall appoint a successor depositary. If a successor depositary is not appointed by us within 90 days, we will issue individual debt securities of such series in exchange for the global security representing such series of debt securities. In addition, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to such debt securities, determine to no longer have debt securities of a series represented by a global security and, in such event, will issue individual debt securities of such series in exchange for the global security representing such series of debt securities. Furthermore, if we so specify with respect to the debt securities of a series, an owner of a beneficial interest in a global security representing debt securities of such series may, on terms acceptable to us, the trustee, and the depositary for such global security, receive individual debt securities of such series in exchange for such beneficial interests, subject to any limitations described in the prospectus supplement relating to such debt securities. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery of individual debt securities of the series represented by such global security equal in principal amount to such beneficial interest and to have such debt securities registered in its name (if the debt securities are issuable as Registered Securities). Individual debt securities of such series so issued will be issued (a) as Registered Securities in denominations, unless otherwise specified by us, of $1,000 and integral multiples thereof if the debt securities are issuable as Registered Securities, (b) as Bearer Securities in the denomination or denominations specified by us if the debt securities are issuable as Bearer Securities or (c) as either Registered Securities or Bearer Securities as described above if the debt securities are issuable in either form.

Limitations on Issuance of Bearer Securities

   The debt securities of a series may be issued as Registered Securities (which will be registered as to principal and interest in the register maintained by the registrar for such debt securities) or Bearer Securities (which will be transferable only by delivery). If such debt securities are issuable as Bearer Securities, the applicable prospectus supplement will describe certain special limitations and considerations that will apply to such debt securities.

Certain Covenants

 Merger, Consolidation or Sale of Assets

   The indenture provides that we may not:

     (1) consolidate or merge with or into (whether or not we are the surviving corporation), or

     (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets in one or more related transactions, to another corporation, Person or entity, unless:

       (a) either:

         (A) we are the surviving corporation, or

         (B) the entity or the Person (as defined) formed by or surviving any such consolidation or merger (if other than us) or to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

       (b) the entity or Person formed by or surviving any such consolidation or merger (if other than us) or the entity or Person to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all our obligations under the debt securities and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

       (c) immediately after such transaction no Default (as defined) exists; and

       (d) except in the case of:

         (A) a merger of us with or into our Wholly Owned Restricted Subsidiary (as defined) and

         (B) a merger entered into solely for the purpose of reincorporating us in another jurisdiction:

                 (x) in the case of a merger or consolidation in which we are the surviving corporation, our Debt to Adjusted Consolidated Cash Flow Ratio (as defined) at the time of the transaction, after giving pro forma effect to the transaction as of such date for balance sheet purposes and as if the transaction had occurred at the beginning of our most recently ended four full fiscal quarter period for which internal financial statements are available for income statement purposes, would have been less than our Debt to Adjusted Consolidated Cash Flow Ratio for the same period without giving pro forma effect to such transaction, or

                 (y) in the case of any other such transaction, the Debt to
              Adjusted Consolidated Cash Flow of the entity or Person formed by or surviving any such consolidation or merger (if other than us), or to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made, at the time of the transaction, after giving pro forma effect to the transaction as of such date for balance sheet purposes and as if such transaction had occurred at the beginning of the most recently ended four full fiscal quarter period of such entity or Person for which internal financial statements are available for income statement purposes, would have been less than our Debt to Adjusted Consolidated Cash Flow Ratio for the same period without giving pro forma effect to such transaction; provided that for purposes of determining the Debt to Adjusted Consolidated Cash Flow Ratio of any entity or Person for purposes of this clause (y) the entity or Person will be substituted for us in the definition of Debt to Adjusted Consolidated Cash Flow Ratio and the defined terms included in the indenture.

Subordination

   Debt securities of a series may be subordinated ("subordinated debt securities") to Senior Indebtedness (as defined in the applicable prospectus supplement) to the extent set forth in the prospectus supplement relating thereto. We conduct substantially all our operations through subsidiaries, and the holders of debt securities (whether or not subordinated debt securities) will be structurally subordinated to the creditors of our subsidiaries.

   Upon any payment or distribution of our assets to creditors or upon our total or partial liquidation or dissolution or in a bankruptcy, receivership, or similar proceeding relating to us or our property, holders of Senior Indebtedness shall be entitled to receive payment in full in cash of the Senior Indebtedness before holders of subordinated debt securities shall be entitled to receive any payment of principal, premium, or interest with respect to the subordinated debt securities, and until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled shall be made to the holders of Senior Indebtedness (except that such holders may receive shares of stock and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities).

   We may not make any payments of principal, premium, or interest with respect to subordinated debt securities, make any deposit for the purpose of defeasance of such subordinated debt securities, or repurchase, redeem, or otherwise retire (except, in the case of subordinated debt securities that provide for a mandatory sinking fund, by the delivery of subordinated debt securities by us to the trustee in satisfaction of our sinking fund obligation) any subordinated debt securities if (a) any principal, premium or interest with respect to Senior Indebtedness is not paid in full in cash within any applicable grace period (including at maturity) or (b) any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms, unless, in either case, the default has been cured or waived and such acceleration has been rescinded, such Senior Indebtedness has been paid in full in cash or we and the trustee receive written notice approving such payment from the representatives of such Senior Indebtedness. During the continuance of any default (other than a default described in clause
(a) or (b) above) with respect to any Designated Senior

Indebtedness (as defined in the applicable prospectus supplement) pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we may not pay the subordinated debt securities for a period (the "payment blockage period") commencing on the receipt by us and the trustee of written notice of such default from the representative of any Designated Senior Indebtedness specifying an election to effect a payment blockage period (a "blockage notice"). The payment blockage period may be terminated before its expiration by written notice to the trustee and us from the person who gave the blockage notice, by repayment in full in cash of the Senior Indebtedness with respect to which the blockage notice was given or because the default giving rise to the payment blockage period is no longer continuing. Unless the holders of such Designated Senior Indebtedness shall have accelerated the maturity thereof, we may resume payments on the subordinated debt securities after the expiration of the payment blockage period. Not more than one blockage notice may be given in any period of 360 consecutive days. In no event, however, may the total number of days during which any payment blockage period or periods is in effect exceed 179 days in the aggregate during any period of 360 consecutive days. After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

   By reason of such subordination, in the event of insolvency, creditors of ours who are holders of Senior Indebtedness, as well as certain general creditors of ours, may recover more, ratably, than the holders of the subordinated debt securities.

Events of Default and Remedies

   The following events are defined in the indenture as "Events of Default" with respect to a series of debt securities:

     (a) default for 30 days in the payment when due of interest on the debt securities;

     (b) default in payment when due of the principal of or premium, if any, on the debt securities;

     (c) our failure or failure by any of our Subsidiaries (as defined) to comply with the provisions described under the caption "--Certain Covenants--Merger, Consolidation or Sale of Assets" or our failure to consummate a Change of Control Offer (as defined) or Asset Sale Offer (as defined) in accordance with the provisions of the indenture;

     (d) our failure or failure by any of our Subsidiaries for 30 days after notice to comply with any other agreements in the indenture or the debt securities;

     (e) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness (as defined) for money borrowed by us or any of our Significant Subsidiaries (as defined), or the payment of which is guaranteed by us or any of our Significant Subsidiaries, whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, which default:

       (1) is caused by a failure to pay principal of or premium, if any, or interest on the Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of the default (a "Payment Default"); or

       (2) results in the acceleration of the Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

     (f) failure by us or any of our Significant Subsidiaries to pay final judgments aggregating in excess of $20.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; or

     (g) certain events of bankruptcy or insolvency described in the indenture with respect to us or any of our Restricted Subsidiaries.

     (h) any other Event of Default provided with respect to debt securities of that series.

   An Event of Default with respect to one series of debt securities is not necessarily an Event of Default for another series.

   A prospectus supplement may omit, modify or add to the foregoing Events of Default.

   If any Event of Default occurs and is continuing, the trustee under the indenture or the holders of at least 25% in principal amount at maturity of the then outstanding notes of the applicable series may declare all the notes of such series to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to us, all outstanding debt securities will become due and payable without further action or notice. Holders of the debt securities may not enforce the indenture or the debt securities except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount at maturity of the then outstanding debt securities may direct the trustee under the indenture in its exercise of any trust or power.

   The holders of a majority in aggregate principal amount at maturity of the debt securities then outstanding by notice to the trustee under the indenture may on behalf of the holders of all of such series of debt securities waive any existing Default or Event of Default and its consequences under the applicable indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of the debt securities.

   The indenture provides that if a Default occurs and is continuing and is known to the trustee, the trustee must mail to each holder of the relevant series of debt securities notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any debt security, the trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the holders of the debt securities. In addition, we are required to deliver to the trustee, within 90 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are also required to deliver to the trustee, promptly after the occurrence thereof, written notice of any event that would constitute a Default, the status thereof and what action we are taking or proposes to take in respect thereof.

Modification of the Indenture

   We and the trustee may enter into supplemental indentures without the consent of the holders of debt securities for one or more of the following purposes:

     (a) to evidence the succession of another person to us pursuant to the provisions of the indenture relating to consolidations, mergers and sales of assets and the assumption by such successor of our covenants, agreements and obligations in the indenture and in the debt securities;

     (b) to surrender any right or power conferred upon us by the indenture, to add to our covenants such further covenants, restrictions, conditions or provisions for the protection of the holders of all or any series of debt securities as our board of directors shall consider to be for the protection of the holders of such debt securities, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions or provisions a default or an Event of Default under the indenture (provided, however, that with respect to any such additional covenant, restriction, condition or provision, such supplemental indenture may provide for a period of grace after default, which may be shorter or longer than that allowed in the case of other defaults, may provide for an immediate enforcement upon such default, may limit the remedies available to the trustee upon such default or may limit the right of holders of a majority in aggregate principal amount of any or all series of debt securities to waive such default);

     (c) to cure any ambiguity or correct or supplement any provision contained in the indenture, in any supplemental indenture or in any debt securities that may be defective or inconsistent with any other provision contained therein, to convey, transfer, assign, mortgage or pledge any property to or with the trustee, or to make such other provisions in regard to matters or questions arising under the indenture as shall not adversely affect the interests of any holders of debt securities of any series;

     (d) to modify or amend the indenture in such a manner as to permit the qualification of the indenture or any supplemental indenture under the Trust Indenture Act as then in effect;

     (e) to add to or change any of the provisions of the indenture to provide that Bearer Securities may be registerable as to principal, to change or eliminate any restrictions on the payment of principal or premium with respect to Registered Securities or of principal, premium or interest with respect to Bearer Securities, or to permit Registered Securities to be exchanged for Bearer Securities, so as to not adversely affect the interests of the holders of debt securities or any coupons of any series in any material respect or permit or facilitate the issuance of debt securities of any series in uncertificated form;

     (f) to comply with the provisions of the indenture relating to consolidations, mergers and sales of assets;

     (g) in the case of subordinated debt securities, to make any change in the provisions of the indenture relating to subordination that would limit or terminate the benefits available to any holder of senior indebtedness under such provisions (but only if each such holder of senior indebtedness consents to such change);

     (h) to add guarantees with respect to the debt securities or to secure the debt securities;

     (i) to make any change that does not adversely affect the rights of any holder;

     (j) to add to, change, or eliminate any of the provisions of the indenture with respect to one or more series of debt securities, so long as any such addition, change or elimination not otherwise permitted under the indenture shall (1) neither apply to any debt security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor modify the rights of the holders of any such debt security with respect to such provision or (2) become effective only when there is no such debt security outstanding;

     (k) to evidence and provide for the acceptance of appointment by a successor or separate trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the indenture by more than one trustee; and

     (l) to establish the form or terms of debt securities and coupons of any series, as described under "Description of Debt Securities--General" above.

   With the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected thereby, we and the trustee may from time to time and at any time enter into a supplemental indenture for the purpose of adding any provisions to, changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental Indenture or modifying in any manner the rights of the holder of the debt securities of such series; provided, however, that without the consent of the holders of each debt security so affected, no such supplemental indenture shall
(a) reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment, (b) reduce the rate of or extend the time for payment of interest on any debt security or coupon or reduce the amount of any payment to be made with respect to any coupon, (c) reduce the principal of or extend the stated maturity of any debt security, (d) reduce the premium payable upon the redemption of any debt security or change the time at which any debt security may or shall be redeemed, (e) make any debt security payable in a currency other than that stated in the debt security, (f) in the case of any subordinated debt security or coupons appertaining thereto, make any change in the provisions of the indenture relating to subordination that adversely affects the rights of any holder under such provisions, (g) release any security that may have been granted with respect to the debt securities, (h) make any change in the provisions of the indenture relating to waivers of defaults or amendments that require unanimous consent, (i) change any obligation of ours provided for in the indenture to pay additional interest with respect to Bearer Securities or
(j) limit our obligation to maintain a paying agency outside the United States for payment on Bearer Securities or limit our obligation to redeem certain Bearer Securities.

Satisfaction and Discharge of the Indenture; Defeasance

   The indenture shall generally cease to be of any further effect with respect to a series of debt securities if (a) we have delivered to the trustee for cancellation all debt securities of such series (with certain limited exceptions) or (b) all debt securities and coupons of such series not theretofore delivered to the trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and we shall have deposited with the trustee as trust funds the entire amount sufficient to pay at maturity or upon redemption all such debt securities and coupons (and if, in either case, we shall also pay or cause to be paid all other sums payable under the indenture by us).

   In addition, we shall have a "legal defeasance option" (pursuant to which we may terminate, with respect to the debt securities of a particular series, all of our obligations under such debt securities and the indenture with respect to such debt securities) and a "covenant defeasance option" (pursuant to which we may terminate, with respect to the debt securities of a particular series, our obligations with respect to such debt securities under certain specified covenants contained in the indenture). If we exercise our legal defeasance option with respect to a series of debt securities, payment of such debt securities may not be accelerated because of an Event of Default. If we exercise our covenant defeasance option with respect to a series of debt securities, payment of such debt securities may not be accelerated because of an Event of Default related to the specified covenants.

   The applicable prospectus supplement will describe the procedures we must follow in order to exercise our defeasance options.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 600,000,000 shares of common stock, par value $.01 per share, 90,000,000 shares of Class A common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. As of July 5, 2000 there were 183,683,790 shares of common stock outstanding, no shares of Class A common stock outstanding, 241,431 shares of 12 3/4% Senior Exchangeable Preferred Stock due 2010 outstanding and 200,000 shares of 8 1/4% Cumulative Convertible Redeemable Preferred Stock due 2012 outstanding.

Common Stock

 Voting Rights

   Each share of common stock is entitled to one vote. The common stock votes together as a single class on all matters presented for a vote of the stockholders, except as provided under the Delaware General Corporation Law.

 Dividends and Liquidation Rights

   Each share of common stock is entitled to receive dividends if, as and when declared by the board of directors out of funds legally available for that purpose, subject to approval of certain holders of preferred stock. In the event of our dissolution, after satisfaction of amounts payable to our creditors and distribution of any preferential amounts to the holders of outstanding preferred stock, if any, holders of common stock are entitled to share ratably in the assets available for distribution to the stockholders.

 Other Provisions

   There are no preemptive rights to subscribe for any additional securities which we may issue, and there are no redemption provisions or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are legally issued, fully paid and nonassessable.

Class A Common Stock

 Voting Rights

   Each share of Class A common stock is entitled to one vote for each such share on all matters presented to the stockholders, except the election of directors. The holders of the shares of Class A common stock vote, except as provided under the Delaware General Corporation Law, together with the holders of the common stock and any other class or series of our stock accorded such general voting rights, as a single class.

   The holders of Class A common stock, subject to limitations, have a veto over certain significant corporate actions we may take.

 Convertibility

   Each share of Class A common stock is convertible, at the option of its record holder, into one share of common stock at any time.

   In the event of any transfer of any share of Class A common stock to any person other than an Affiliate (as defined in Rule 12b-2 of the Exchange Act) of the transferor, such share of Class A common stock automatically converts, without any further action, into one share of common stock. However, a holder of shares of Class A common stock may pledge its shares to a lender under a bona fide pledge of such shares of Class A common stock as collateral security for any indebtedness or other obligation of any person due to the pledgee or its nominee.

 Dividends and Liquidation Rights

   Holders of shares of Class A common stock are entitled to the same dividends and liquidation rights as holders of shares of common stock.

Preferred Stock

   Under our certificate of incorporation, we may issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors has the authority, without any vote or action by the stockholders, to create one or more series of preferred stock up to the limit of our authorized but unissued shares of preferred stock and to fix their designations, preferences, rights, qualifications, limitations and restrictions, including the voting rights, dividend rights, dividend rate, conversion rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series.

12 3/4% Exchangeable Preferred Stock due 2010

   Each share of exchangeable preferred stock has a liquidation preference of $1,000 per share and is exchangeable, at our option, in whole but not in part, for our exchange debentures.

 Voting Rights

   The shares of exchangeable preferred stock have no voting rights, except as required by law and as specified in the certificate of designations. If we fail to meet our obligations under the certificate of designations, the holders of the exchangeable preferred stock will be entitled to elect two additional members to the board of directors.

 Dividends

   Dividends are paid on each March 15, June 15, September 15 and December 15, at an annual fixed rate of 12 3/4%. On or before December 15, 2003, we have the option to pay dividends in cash or in additional fully paid and non-assessable shares of exchangeable preferred stock having an aggregate liquidation preference equal to the amount of such dividends. After December 15, 2003, dividends will be paid only in cash.

 Mandatory Redemption

   We are required to redeem all of the shares of exchangeable preferred stock outstanding on December 15, 2010 at a redemption price equal to 100% of the liquidation preference of such shares, plus accumulated and unpaid dividends to the date of redemption.

 Optional Redemption

   On or after December 15, 2003, we may redeem some or all of the shares of exchangeable preferred stock at any time at certain specified redemption prices. In addition, before December 15, 2001, we may redeem up to 35% of the exchangeable preferred stock with the proceeds of public equity offerings or strategic equity investments at a redemption price equal to 112.750% of the liquidation preference of the exchangeable preferred stock, together with accumulated and unpaid dividends.

 Change of Control

   If we experience specific kinds of changes in control, we will be required to make an offer to purchase any and all shares of exchangeable preferred stock at a purchase price of 101% of the liquidation preference of such shares together with all accumulated and unpaid dividends.

 Certain Covenants

   We issued the exchangeable preferred stock under a certificate of designations that became part of our certificate of incorporation. The certificate of designations contains certain covenants that, among other things, limit our ability and the ability of our subsidiaries to borrow money; pay dividends on stock or purchase capital stock; make investments and sell assets or merge with or into other companies.

 Ranking

   The exchangeable preferred stock ranks (1) senior to all our other classes of capital stock established after the issue date of the exchangeable preferred stock that do not expressly provide that they rank on par with the exchangeable preferred stock as to dividends and distributions upon our liquidation, winding up and dissolution and (2) on par with any class of capital stock established after the date of issuance of the exchangeable preferred stock the terms of which provide that such class or series will rank on par with the exchangeable preferred stock as to dividends and distributions upon our liquidation, winding up and dissolution.

8 1/4% Cumulative Convertible Redeemable Preferred Stock

   On November 19, 1999, we privately placed 200,000 shares of series A convertible preferred stock with a wholly owned subsidiary of GE Capital ("GE"). Each share of series A convertible preferred stock automatically converts into one share of series B convertible preferred stock upon a sale or other transfer of such share to a party other than an affiliate of GE. Each share of convertible preferred stock has a liquidation preference of $1,000 and is convertible, at the option of the holder, in whole or in part, into shares of our common stock.

 Voting Rights

   Holders of series A convertible preferred stock are entitled to vote on all matters voted on by holders of common stock, voting together as a single class with the other holders of common stock, on all matters submitted for a shareholder vote. Each share of series A convertible preferred stock has voting rights equal to the number of votes that could be cast by the holder of the number of shares of common stock into which each share of series A convertible preferred stock is convertible on the record date of such vote.

   The shares of series B convertible preferred stock have no voting rights, except as required by law and as specified in the certificate of designations if certain events occur or fail to occur.

 Convertibility

   The shares of convertible preferred stock are convertible, at the option of the holder, into shares of our common stock at a conversion price of $26.875 per share of common stock.

 Dividends

   Dividends are paid on each March 15, June 15, September 15 and December 15, at an annual fixed rate of 8 1/4%. Dividends on the convertible preferred stock can be paid at our option in cash, common stock or any combination of cash and common stock. Holders of the 8 1/4% convertible preferred stock will also be eligible to receive additional dividends up to an amount of $1,000,000 per year, if certain events occur or fail to occur.

 Mandatory Redemption

   We are required to redeem all of the shares of convertible preferred stock outstanding on March 31, 2012 at a redemption price equal to 100% of the liquidation preference of such shares, plus accumulated and unpaid dividends to the date of redemption.

 Optional Redemption

   On or after October 1, 2002, we may redeem some or all of the shares of convertible preferred stock at any time at certain specified redemption prices.

 Change of Control

   Upon the occurrence of specified change of control events, the holders of the convertible preferred stock, if the current market price of our common stock as of the date of such change of control is less than the conversion price, have a one time option, exercisable at any time within ninety days following such change of control event, to convert all of their outstanding shares of convertible preferred stock into shares of our common stock at an adjusted conversion price per share equal to the greater of (1) the last reported sale price for one share of common stock in an arm's length transaction as of the date of such change of control and (2) $12.96. We may, at our option and in lieu of issuing the shares of common stock issuable upon a change of control event as described above, make a cash payment to holders of convertible preferred stock equal to the current market price of such common stock otherwise issuable.

 Certain Covenants

   We issued the exchangeable preferred stock under a certificate of designations that became part of our certificate of incorporation. The certificate of designations contains certain covenants that, among other things, limit our ability and the ability of our subsidiaries to pay dividends on stock or sell assets or merge with or into other companies.

 Ranking

   The convertible preferred stock, with respect to dividends and distributions upon our liquidation, dissolution or winding-up, ranks (1) senior to our common stock and all other classes of our capital stock authorized and issued after the issue date of the convertible preferred stock that do not expressly state that they rank on par with or senior to the convertible preferred stock with respect to dividends and distributions upon our liquidation, dissolution or winding-up, (2) on par with all other classes of our capital stock authorized and issued after the issue date of the convertible preferred stock that expressly provide that such class or series will rank on par with the convertible preferred stock with respect to dividends and distributions upon our liquidation, dissolution or winding-up, and (3) junior to (A) the senior exchangeable preferred stock, (B) up to an aggregate of $200.0 million in any class of capital stock authorized and issued after the issue date of the convertible preferred stock to replace the senior exchangeable preferred stock and (C) up to an aggregate of $400.0 million in any other class of senior stock authorized and issued after the issue date of the convertible preferred stock.

Senior Preferred Warrants

   In connection with the offering of a series of senior convertible preferred stock in August 1997 and October 1997, we issued warrants to purchase an aggregate of 1,314,990 shares of common stock, of which 835,990 remained outstanding as of May 1, 2000, at an exercise price of $7.50 per share. In connection with the offering of the cumulative convertible preferred stock in November 1999, we issued warrants to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of $26.875 per share.

Certificate of Incorporation and By-laws

   Stockholders' rights and related matters are governed by the Delaware General Corporation Law, and our certificate of incorporation and the by-laws. Certain provisions of our certificate of incorporation and by-laws, which are summarized below, may have the effect, either alone or in combination with each other, of discouraging or making more difficult a tender offer or takeover attempt that is opposed by our board of directors but that a stockholder might consider to be in its best interest. Such provisions may also adversely affect prevailing market prices for the common stock. We believe that such provisions are necessary to enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in our best interests and those of our stockholders.

 Classified Board of Directors and Related Provisions

   Our certificate of incorporation provides that our directors, other than those directors who may be elected by holders of any series of preferred stock or holders of the Class A common stock, initially are divided into three classes of directors, consisting of three, three and four directors. One class of directors, initially consisting of four directors, was elected for a term expiring at the annual meeting of stockholders to be held in 2001, another class initially consisting of four directors was elected for a term expiring at the annual meeting of stockholders in 2002, and another class initially consisting of three directors was elected for a term expiring at the annual meeting of stockholders in 2003. The classified board provisions will prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholders meeting following the date such party obtains the controlling interest. Voting stock is defined in our certificate of incorporation as the outstanding shares of our capital stock entitled to vote in a general vote of our stockholders as a single class with shares of common stock, which shares of capital stock include the shares of Class A common stock and shares of our 8 1/4% cumulative convertible redeemable preferred stock.

 No Stockholder Action by Written Consent; Special Meeting

   The certificate of incorporation prohibits stockholders from taking action by written consent in lieu of an annual or special meeting, except relating to holders of Class A common stock on matters on which they are entitled to vote and, thus, stockholders may only take action at an annual or special meeting called in accordance with our by-laws. The by-laws provide that special meetings of stockholders may only be called by our secretary at the direction of our board of directors under a resolution adopted by the board.

   These provisions could have the effect of delaying consideration of a stockholder proposal until the next annual meeting. The provisions would also prevent the holders of a majority of the voting power of our capital stock entitled to vote from unilaterally using the written consent procedure to take stockholder action.

 Advance Notice Requirements for Stockholder Proposals and Director Nominations

   Our by-laws establish advance notice procedures for stockholder proposals and the nomination, other than by or at the direction of the board of directors, of candidates for election as directors. These procedures provide that the notice of stockholder proposals and stockholder nominations for the election of directors at an annual meeting must be in writing and received by our secretary at least 90 days but not more than 120 days prior to the first anniversary of our preceding year's annual meeting. However, if the date of our annual meeting is more than 30 days earlier than, or more than 90 days later than, the anniversary date of our preceding year's annual meeting, notice by a stockholder will be considered timely if it is delivered not earlier than the 120th day prior to such annual meeting and not later than the later of the 90th day prior to such annual meeting or the 10th day following the day on which public disclosure of the date of the annual meeting was made. The notice of nominations for the election of directors must set forth certain information concerning the stockholder giving the notice and each nominee.

   By requiring advance notice of nominations by stockholders, these procedures will afford our board of directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the board of directors, to inform stockholders about these qualifications. By requiring advance notice of other proposed business, these procedures will provide our board of directors with an opportunity to inform stockholders of any business proposed to be conducted at a meeting, together with any recommendations as to the board of directors' position on action to be taken on such business. This should allow stockholders to better decide whether to attend a meeting or to grant a proxy for the disposition of any such business.

 Dilution

   Our certificate of incorporation provides that our board of directors is authorized to create and issue, whether or not in connection with the issuance and sale of any of its stock or other securities or property, rights entitling the holders to purchase from us shares of stock or other securities of us or of any other corporation. Our board of directors is authorized to issue these rights even though the creation and issuance of these rights could have the effect of discouraging third parties from seeking, or impairing their right to seek, to:

     (1) acquire a significant portion of our outstanding securities;

     (2) engage in any transaction which might result in a change of control of the corporation; or

     (3) enter into any agreement, arrangement or understanding with another party to accomplish these transactions or for the purpose of acquiring, holding, voting or disposing of any of our securities.

 Amendments

   Our certificate of incorporation and by-laws provide that we may amend, alter, change or repeal any provision contained in our certificate of incorporation or a preferred stock designation. However, the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock, voting together as a single class, is required to amend, repeal or adopt any provision inconsistent with certain provisions our certificate of incorporation, including the provisions discussed above relating to the classification of our board of directors, prohibiting stockholder action by written consent, and prohibiting the calling of special meetings by stockholders.

   Our by-laws may be amended by either the holders of 80% of the voting power of the voting stock or by the majority of the board; but the board may alter, amend or repeal or adopt new by-laws in conflict with some of these provisions by a two-thirds vote of the entire board.

Rights Plan

 Rights

   Our board of directors has declared a dividend of one right for each outstanding share of common stock and each outstanding share of Class A common stock. Rights have been issued in connection with each outstanding share of common stock and Class A common stock; and rights will be issued in connection with common stock and Class A common stock issued subsequently until the distribution date, and, in certain circumstances, for common stock and Class A common stock issued after the distribution date referred to below. Each right, when it becomes exercisable as described below, will entitle the registered holder to purchase from us one one-thousandth of a share of Series A Participating Cumulative Preferred Stock at a price of $110.00 per one one-thousandth of a share, subject to adjustment in certain circumstances. The description and terms of the rights are set forth in a rights agreement between us and the rights agent named therein. The rights will not be exercisable until the distribution date and will expire on the tenth annual anniversary of the rights agreement, unless earlier redeemed by us. Until a right is exercised, the holder, as such, will have no rights as our stockholder, including the right to vote or to receive dividends.

 Distribution Date

   Under the rights agreement, the "distribution date" is the earlier of:

     (1) such time as we learn that a person or group, including any affiliate or associate of such person or group, has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of our outstanding voting securities (such person or group being an "acquiring person"), subject to the exceptions relating to Bell South, Bell Atlantic, GTE and Berkshire Fund IV Investment Corp., Berkshire Investors LLC and Berkshire Partners LLC (collectively, the "Berkshire group"), unless provisions preventing accidental triggering of the distribution of the rights apply, and

     (2) the close of business on such date, if any, as may be designated by our board of directors following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for more than 15% or more of the outstanding shares of voting securities.

   Each member of the Berkshire group will not otherwise be deemed an acquiring person if the aggregate ownership interest of the Berkshire group does not exceed the greater of:

     (a) the aggregate ownership interest of the Berkshire group upon the execution of the rights agreement, reduced by an amount equal to any disposition of voting securities following the date the rights agreement is executed and

     (b) 15% of the outstanding voting securities.

 Triggering Event and Effect of Triggering Event

   When there is an acquiring person, the rights will entitle each holder, other than such acquiring person, of a right to purchase, at the purchase price, that number of one one-thousandths of a preferred share equivalent to the number of shares of common stock that at the time of such event would have a market value of twice the purchase price.

   If we are acquired in a merger or other business combination by an acquiring person or an affiliate or associate of an acquiring person that is a publicly traded corporation, or if 50% or more of our assets or assets representing 50% or more of our revenues or cash flow are sold, leased, exchanged or otherwise transferred to an acquiring person or an affiliate or associate of an acquiring person that is a publicly traded corporation, each right will entitle its holder, other than rights beneficially owned by such acquiring person, to purchase, for the purchase price, that number of common shares of such corporation which at the time of the transaction would have a market value or, in some cases, book value of twice the purchase price. If we are acquired in a merger or other business combination by an acquiring person or an affiliate or associate of an acquiring person that is not a publicly traded entity, or if 50% or more of our assets or assets representing 50% or more of our revenues or cash flow are sold, leased, exchanged or otherwise transferred to an acquiring person or affiliate or associate of an acquiring person that is not a publicly traded entity, each right will entitle its holder to purchase for the purchase price, at such holder's option:

     (1) that number of shares of the surviving corporation, which could be us, in the transaction with such entity, which at the time of the transaction would have a book value of twice the purchase price,

     (2) that number of shares of the ultimate parent of or entity controlling such surviving corporation which at the time of the transaction would have a book value of twice the purchase price or

     (3) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the purchase price.

   Any rights that are at any time beneficially owned by an acquiring person, or any affiliate or associate of an acquiring person, will be null and void and nontransferable, and any holder of any such right will be unable to exercise or transfer any such right.

 Redemption

   At any time prior to the earlier of (1) such time as a person or group becomes an acquiring person and (2) the expiration date, our board of directors may redeem the rights in whole, but not in part, at a price, in cash or common stock or other securities of ours deemed by our board of directors to be at least equivalent in value, of $.01 per right, which amount shall be subject to adjustment as provided in the rights agreement. Immediately upon the action of our board of directors ordering the redemption of the rights, and without any further action and without any notice, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

   In addition, at any time after there is an acquiring person, our board of directors may elect to exchange each right for consideration per right consisting of one-half of the securities that would be issuable at such time upon exercise of one right under the terms of the rights agreement.

 Amendment

   At any time prior to the distribution date, we may, without the approval of any holder of any rights, supplement or amend any provision of the rights agreement, including the date on which the expiration date or distribution date shall occur, the definition of acquiring person, the time during which the rights may be redeemed or the terms of the preferred shares, except that no supplement or amendment shall be made which reduces the redemption price other than under certain adjustments therein.

 Certain Effects of the Rights Plan

   The rights plan is designed to protect our stockholders in the event of unsolicited offers to acquire us and other coercive takeover tactics which, in the opinion of our board of directors, could impair its ability to represent stockholder interests. The provisions of the rights plan may render an unsolicited takeover of us more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer our stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our stockholders.

Section 203 of the Delaware General Corporation Law

   Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an "interested stockholder", which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless:

     (1) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares;

     (2) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder; or

     (3) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock owned by disinterested stockholders at an annual or special meeting.

   A business combination is defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value of 10% or more of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation. A Delaware corporation, under a provision in its certificate of incorporation or by-laws, may elect not to be governed by
Section 203 of the Delaware General Corporation Law. We are subject to the restrictions imposed by Section 203.

   Under certain circumstances, Section 203 makes it more difficult for a person who could be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. It is anticipated that the provisions of Section 203 of the Delaware General Corporation Law may encourage companies interested in acquiring us to negotiate in advance with the board of directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves, prior to the date on which a stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

Limitations of Directors' Liability

   Our certificate of incorporation provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except for liability:

     (1) for any breach of the director's duty of loyalty to us or our stockholders,

     (2) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     (3) under Section 174 of the Delaware General Corporation Law, or

     (4) for any transaction from which the director derived an improper personal benefit.

   The effect of these provisions will be to eliminate our rights and the rights of our stockholders (through stockholders' derivatives suits on behalf of us) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under federal securities laws and will not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

Transfer Agent

   The Transfer Agent and Registrar for the common stock is ChaseMellon Shareholder Services, L.L.C.

                            DESCRIPTION OF WARRANTS

   We may issue warrants for the purchase of debt securities, preferred stock or common stock. Warrants may be issued independently or together with debt securities, preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the warrant agreement that will be filed with the SEC in connection with the offering of such warrants.

Debt Warrants

   The prospectus supplement relating to a particular issue of debt warrants will describe the terms of such debt warrants, including the following: (a) the title of such debt warrants; (b) the offering price for such debt warrants, if any; (c) the aggregate number of such debt warrants; (d) the designation and terms of the debt securities purchasable upon exercise of such debt warrants;
(e) if applicable, the designation and terms of the debt securities with which such debt warrants are issued and the number of such debt warrants issued with each such debt security; (f) if applicable, the date from and after which such debt warrants and any debt securities issued therewith will be separately transferable; (g) the principal amount of debt securities purchasable upon exercise of a debt warrant and the price at which such principal amount of debt securities may be purchased upon exercise (which price may be payable in cash, securities, or other property); (h) the date on which the right to exercise such debt warrants shall commence and the date on which such right shall expire; (i) if applicable, the minimum or maximum amount of such debt warrants that may be exercised at any one time; (j) whether the debt warrants represented by the debt warrant certificates or debt securities that may be issued upon exercise of the debt warrants will be issued in registered or bearer form; (k) information with respect to book-entry procedures, if any; (1) the currency or currency units in which the offering price, if any, and the exercise price are payable; (m) if applicable, a discussion of material United States federal income tax considerations; (n) the antidilution provisions of such debt warrants, if any; (o) the redemption or call provisions, if any, applicable to such debt warrants; and (p) any additional terms of such debt warrants, including terms, procedures, and limitations relating to the exchange and exercise of such debt warrants.

Stock Warrants

   The prospectus supplement relating to any particular issue of preferred stock warrants or common stock warrants will describe the terms of such warrants, including the following: (a) the title of such warrants; (b) the offering price for such warrants, if any; (c) the aggregate number of such warrants; (d) the designation and terms of the common stock or preferred stock purchasable upon exercise of such warrants; (e) if applicable, the designation and terms of the offered securities with which such warrants are issued and the number of such warrants issued with each such offered security; (f) if applicable, the date from and after which such warrants and any offered securities issued therewith will be separately transferable; (g) the number of shares of common stock or preferred stock purchasable upon exercise of a warrant and the price at which such shares may be purchased upon exercise; (h) the date on which the right to exercise such warrants shall commence and the date on which such right shall expire; (i) if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time; (j) the currency or currency units in which the offering price, if any, and the exercise price are payable, (k) if applicable, a discussion of material United States federal income tax considerations; (l) the antidilution provisions of such warrants, if any; (m) the redemption or call provisions, if any, applicable to such warrants; and (n) any additional terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

                              SELLING STOCKHOLDERS

   The selling stockholders may be our directors, executive officers, former directors, employees or certain holders of our common stock. The prospectus supplement for any offering of the common stock by selling stockholders will include the following information:

     --the names of the selling stockholders;

     --the number of shares held by each of the selling stockholders;

     --the percentage of the common stock held by each of the selling stockholders; and

     --the number of shares of the common stock offered by each of the selling stockholders.

                              PLAN OF DISTRIBUTION

   The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each prospectus supplement will describe the method of distribution of the securities offered therein.

   Our company and any selling stockholders may sell securities directly, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. The selling stockholders may also distribute securities through one or more special purpose trusts, which will enter into forward purchase arrangements with selling stockholders and distribute their own securities. Each prospectus supplement will describe the terms of the securities to which such prospectus supplement relates, the names of the selling stockholders and the number of shares of common stock to be sold by each, the name or names of any underwriters or agents with whom we or the selling stockholders, or both, have entered into arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds we or the selling stockholders will receive from such sale. In addition, each prospectus supplement will describe any underwriting discounts and other items constituting underwriters' compensation, any discounts and commissions allowed or paid to dealers, if any, any commissions allowed or paid to agents, and the securities exchange or exchanges, if any, on which such securities will be listed. Dealer trading may take place in certain of the securities, including securities not listed on any securities exchange.

   If so indicated in the applicable prospectus supplement, we or the selling stockholders, or both, will authorize underwriters or agents to solicit offers by certain institutions to purchase securities from us or the selling stockholders, or both, pursuant to delayed delivery contracts providing for payment and delivery at a future date. Institutions with which such contracts may be made include, among others:

  --commercial and savings banks;

  --insurance companies;

  --pension funds;

  --investment companies;

  --educational and charitable institutions.

In all cases, such institutions must be approved by us or the selling stockholders, or both. Unless otherwise set forth in the applicable prospectus supplement, the obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (ii) if the securities are also being sold to underwriters acting as principals for their own account, the underwriters will have purchased such securities not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

   Any selling stockholder, underwriter or agent participating in the distribution of the securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold and any discounts or commissions received by them, and any profit realized by them on the same or resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act.

   Certain of any such underwriters and agents, including their associates, may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business. One or more of our affiliates may from time to time act as an agent or underwriter in connection with the sale of the securities to the extent permitted by applicable law. The participation of any such affiliate in the offer and sale of the securities will comply with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. regarding the offer and sale of securities of an affiliate.

   Except as indicated in the applicable prospectus supplement, the securities are not expected to be listed on a securities exchange, except for the common stock, which is listed on The Nasdaq Stock Market's National Market, and any underwriters or dealers will not be obligated to make a market in securities. We cannot predict the activity or liquidity of any trading in the securities.

   We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. We will, however, bear certain expenses in connection with the registration of the securities being offered under this prospectus by the selling stockholders, including all costs incident to the offering and sale of the securities to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

                             VALIDITY OF SECURITIES

   The validity of the securities offered hereby will be passed upon for us by Cravath, Swaine & Moore, New York, New York and for the underwriters or agents, if any, by Latham & Watkins, New York, New York.

                                    EXPERTS

   Our consolidated financial statements at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

   The financial statements of the Powertel Tower Operations at December 31, 1998, and for the year then ended, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

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   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
About This Prospectus Supplement...........................................    i
The Company................................................................  S-1
The Offering...............................................................  S-3
Risk Factors...............................................................  S-4
Use of Proceeds............................................................ S-13
Price Range of Common Stock................................................ S-14
Dividend Policy............................................................ S-15
Underwriting............................................................... S-16
                                   Prospectus
About This Prospectus......................................................    1
Where You Can Find More Information........................................    1
Incorporation of Information We File with the SEC..........................    1
Forward-Looking Statements.................................................    2
The Company................................................................    3
Ratio of Earnings to Fixed Charges.........................................    4
Use of Proceeds............................................................    4
Description of Debt Securities.............................................    5
Description of Capital Stock...............................................   15
Description of Warrants....................................................   24
Selling Stockholders.......................................................   25
Plan of Distribution.......................................................   26
Validity of Securities.....................................................   27
Experts....................................................................   27

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                               12,000,000 Shares

                        Crown Castle International Corp.

                                  Common Stock


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                      [LOGO OF CROWN CASTLE INTERNATIONAL]

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                              Goldman, Sachs & Co.
                       Representative of the Underwriters


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